Resolution on Granting the Stock Option Rights at Annual General Meeting of Shareholders

1. Details of Granting the Stock Option Rights

• Resolution date : March 24, 2006

• Granting date : March 24, 2006

• Grantees : A total of 17 persons

• Limits of the Company’s granting the stock option rights : 69,502,951 shares

•	Type and number of shares that were previously granted : 17,936,481 registered common shares

• Type and number of shares to be granted : 4,650,000 registered common shares

•	Method of granting : Issue of new shares, transfer of treasury stock or stock appreciation rights (the compensation of difference between the exercise price and the market price at the time of exercising the rights)

2. Conditions for Exercise

• Exercise period : From March 25, 2008 to March 24, 2013

• Exercise price : KRW 5,000

3. Others

• Adjustment of exercise price

As capital reduction (share consolidation) was approved at the 9th Annual General Meeting of Shareholders held on March 24, 2006, exercise price and the number of shares to be granted shall be adjusted as follows:

Exercise price after adjustment = Max (KRW 6,400, market price)

*	The market price in case of share consolidation shall be determined by the Board of Directors on the date 3 months away from the effective date of capital reduction and be equal to [SUM (volume weighted average closing stock price as of 2 months / 1 month / 1 week prior to the date of grant)/3]

Number of shares to be granted after adjustment = Number of shares granted before adjustment X (Number of shares after share consolidation / Number of shares before share consolidation)

•	Method of granting will be determined by the Company at the time of exercise of the stock option rights among issue of new shares, transfer of treasury stock and stock appreciation rights (the compensation of difference between the exercise price and the market price at the time of exercising the rights.)

•	Adjustments other than aforementioned regarding exercise price and others shall be at the discretion of the Board of Directors.

4.	Date of Relevant Disclosure (6-K) : March 2, 2006

[Stock Option Rights to Be Granted in Detail]

(Unit : share)

Grantee	Relations with the company	Number of shares to be delivered		Remarks

		Common shares	Preferred shares

Janice Lee	Non-registered officer	600,000	—	—

Eric Choi	Non-registered officer	500,000	—	—

Jin-Ha Kim	Non-registered officer	500,000	—	—

Soon-Man Hong	Non-registered officer	350,000	—	—

Kyu-Shik Shin	Non-registered officer	350,000	—	—

Matt Ki Lee	Non-registered officer	350,000	—	—

Chong-Hoon Park	Non-registered officer	350,000	—	—

Young-Bo Chang	Non-registered officer	200,000	—	—

Geon-Jun Park	Non-registered officer	200,000	—	—

Sang-Jin Jeun	Non-registered officer	200,000	—	—

Won-Hee Lee	Non-registered officer	150,000	—	—

Kyung-Yu Min	Non-registered officer	150,000	—	—

Seung-Seog Lee	Non-registered officer	150,000	—	—

Chan-Woong Park	Non-registered officer	150,000	—	—

Yeon-Ho Kim	Non-registered officer	150,000	—	—

In-Gyu Lee	Non-registered officer	150,000	—	—

Chung-Sik Chae	Non-registered officer	150,000	—	—